EXHIBIT 99.1

Digihost Provides Update on Power Plant Acquisition

TORONTO, Jan. 20, 2023 (GLOBE NEWSWIRE) -- Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; Nasdaq: DGHI) is pleased to provide an update on its previously disclosed acquisition (the “Acquisition”) of a 60 MW power plant in North Tonawanda, NY (“NT”). As previously announced, the Company has received all state and federal regulatory approvals required to complete the Acquisition, including approval of the Acquisition from the Federal Energy Regulatory Commission and the New York Public Service Commission (the “PSC”). The Company is finalizing closing documentation with the vendors and management anticipates that the Acquisition will close within the next 30 days.

Once the Acquisition is closed, the power plant will provide the Company with computing capacity of approximately 1.3 EH based upon an initial power generation run rate for the plant of approximately 50 MW, which the Company will be immediately able to utilize for its digital asset infrastructure which has already been engineered and set up on property immediately adjacent to the power plant. The recent decline in natural gas prices which commenced in Q3 2022 will contribute to lower input costs for the Company’s blockchain data center network . The Company believes that year round, the plant will continue to provide electrical power to the grid on demand in order to meet customers needs during extreme weather conditions and will also continue to run the plant as a peaker plant. The acquisition of the NT power plant is expected to bring the Company’s total computing power to approximately 2.0 EH and would add to the Company’s diversified portfolio of blockchain network infrastructure, including sites located in New York, Alabama and North Carolina.

The Company also notes that it has been made aware that a legal proceeding has been filed by the Sierra Club and the Clean Air Coalition of Western New York against the PSC, challenging the PSC’s decision to approve the sale of the NT power plant. The Company is of the view that the proceeding is not material to the closing of the Acquisition, as the Company believes that the PSC acted within its legislative authority and took all appropriate steps and measures in granting the approval. The Company will provide further updates as more information becomes available.

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain technology company primarily focused on the production of BTC. Through its digital asset infrastructure which also includes hosting joint venture agreements, the Company is currently hashing at a rate of approximately 715 PH/s.

For further information, please contact:

Digihost Technology Inc.
www.digihost.ca
Michel Amar, Chief Executive Officer
Email: michel@digihostblockchain.com

Cautionary Statement
Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; the results of any legal proceedings against the PSC or the Company; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.